
April 16, 2015

Mr. Steven E. Spooner
Chief Financial Officer
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario K2K 2W7

      Re: Mitel Networks Corporation
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 1-34699

Dear Mr. Spooner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Carlos Pacho for

              Larry Spirgel
              Assistant Director